UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549	OMB APPROVAL
FORM 12b-25	OMB Number: 3235-0058 Expires: April 30, 2025 Estimated average burden Hours per form 2.50
NOTIFICATION OF LATE FILING	SEC FILE NUMBER 001-39789

CUSIP NUMBER G3R25D 118

(Check One):   ☐ Form 10-K     ☒ Form 20-F    ☐ Form 11-K     ☐ Form 10-Q     ☐ Form 10-D    ☐ Form N-SAR    ☐ Form N-CSR

For Period Ended: December 31, 2022

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q

☐ Transition Report on Form N-SAR

For the Transition Period Ended: __________

Read Instructions (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: N/A

PART I – REGISTRANT INFORMATION

Fusion Fuel Green Plc

Full Name of Registrant

N/A

Former Name if Applicable

The Victorians, 15-18 Earlsfort Terrace, Saint Kevin’s

Address of Principal Executive Office (Street and Number)

Dublin 2, D02 YX28, Ireland

City, State and Zip Code

PART II – RULES 12b-25 (b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

☒	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III – NARRATIVE

State below in reasonable detail the reasons why the Forms 10-K, 20-F, 11-K, 10-Q, 10-D, NBSAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period. (Attach extra sheets if needed)

The Company is unable, without unreasonable effort or expense, to file its Annual Report on Form 20-F for the year ended December 31, 2022 (the “Annual Report”) by the filing deadline. The Company is still in the process of compiling required information to complete the Annual Report for the year ended December 31, 2022 to be incorporated in the Annual Report. As a result of the Company’s delay, KPMG, the Company’s independent registered public accounting firm, will need additional time to complete its audit procedures. The Company anticipates that it will file the Annual Report no later than the fifteenth calendar day following the prescribed filing date.

PART IV – OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification
	Frederico Figueira de Chaves (Name)	353 (Area Code)	19201000 (Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).		☒ Yes ☐ No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?		☒ Yes ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

For the year ended December 31, 2022, the Company expects to report total comprehensive loss of approximately €22.32 million compared to a total comprehensive loss of approximately €1.58 million for the year ended December 31, 2021.

FUSION FUEL GREEN PLC

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: May 1, 2023	By:	/s/ Frederico Figueira de Chaves
Frederico Figueira de Chaves, Chief Financial Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).